June 10, 2010	Martin R. Rosenbaum Direct Phone: 612-672-8326 Direct Fax: 612-642-8326 Martin.Rosenbaum@maslon.com

Via EDGAR, Fax & Federal Express

John Stickel

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                              ante5, Inc.

Registration Statement on Form 10

Filed April 23, 2010

File No. 000-53952

Dear Mr. Stickel:

This letter supplements our letter dated June 1, 2010, in which we responded on behalf of the Company to your comment letter dated May 27, 2010 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form 10 filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 18, 2010 (the “Registration Statement”).

Also enclosed you will find one clean copy of Amendment No. 3 to the subject Registration Statement (“Amendment No. 3”), which has been filed with the Commission, and two copies of Amendment No. 3 that are marked to indicate changes from Amendment No. 2 to the Registration Statement. Amendment No. 3 includes an amended preliminary Information Statement (the “Information Statement”) as Exhibit 99.1.

Comment number 1 and our supplemental response are as follows:

General

1.             Please provide a detailed legal analysis of why you believe that you will not be an investment company as defined in the Investment Company Act of 1940 after consummation of the spin off.  Please address in this regard the fact that a large percentage of your post spin off assets appears to consist of securities.  In addition, address the nature of the royalty stream and its status as a possible security.  For example, do you have any intellectual property rights in the WPT Business or merely a right to receive payments based upon the profitability of the WPT Business?

After several telephone discussions with you and other staff members, the staff has advised that it continues to take the position that the Company will likely be an investment company, as defined under the Investment Company Act of 1940 (the “1940 Act”), after the consummation of the spinoff. As stated in our letter dated June 1, 2010 and our subsequent discussions, we continue to respectfully disagree with the assertion that the Company will be an investment company.

However, based on the staff’s position, the Company’s Board of Directors has determined that the Company will rely on the exemption pursuant to Rule 3a-2 under the 1940 Act. In order to claim the exemption, the Board of Directors has adopted a resolution confirming its determination that as soon as reasonably possible, but in any event within one year after the spin-off, the Company will engage primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. Our Board of Directors has also determined that our officers shall diligently work to identify such a business that would be appropriate for ante5 to engage in.

In connection with reliance upon Rule 3a-2, we intend to add the following paragraph on page 9 of the Information Statement, before the last paragraph under “Business — History of Our Company”:

“We have been advised by the staff of the Securities and Exchange Commission that we may be considered an inadvertent investment company under the Investment Company Act of 1940 (the “1940 Act”). This conclusion is based on the assertion that the Royalty Stream is considered an investment security, and thus that we are principally engaged in the business of investing, reinvesting, owning, holding or trading in securities and that a large percentage of our total assets consists of securities. We continue to believe that we are not an investment company. However, we intend to take advantage of an exemption from application of the 1940 Act. In order to claim this exemption, our board of directors has determined that as soon as reasonably possible, but in any event within one year after the spin-off, the company will engage primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. Our board of directors has also determined that our officers shall diligently work to identify such a business that would be appropriate for ante5 to engage in. No assurance can be given that we will be successful in engaging in such a business within a year, in which event we may be required to register and otherwise regulated under the 1940 Act.”

Further, we intend to add the following language at the bottom of page 18 as the second to last risk factor under “Risks Relating to the Spin-Off”:

“If we cannot successfully find another business in which to be engaged, we may be required to register as an investment company, which would involve significant expense and restrictions.

We have been advised by the staff of the Securities and Exchange Commission that we may be considered an inadvertent investment company under the 1940 Act. This conclusion is based on the assertion that the Royalty Stream is considered an investment security, and thus that we are principally engaged in the business of investing, reinvesting, owning, holding or trading in securities and that a large percentage of our total assets consists of securities. We intend to take advantage of an exemption from application of the Investment Company Act. In order to claim this exemption, our board of directors has determined that as soon as reasonably possible, but in any event within one year after the spin-off, the company will engage primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. No assurance can be given that we will be successful in engaging in such a business within a year, in which event we may be required to register and otherwise regulated under the 1940 Act.

The regulations under the 1940 Act are extensive and, among other things, impose a restriction on the types of businesses an investment company can engage in, impose reporting requirements, limit leverage and affiliate transactions and impose limitations on capital structure and dividend paying ability. We would also be required to file reports with the Securities and Exchange Commission regarding various aspects of our business. Compliance with the regulations would result in significant restrictions on our business and would likely result in our incurring substantial additional annual expenses. If we are regulated under the 1940 Act, our business is likely to be materially and adversely impacted.”

Comments 2 through 5. We understand, based on conversations with you, that no further responses are necessary to address comments 2 through 5 of the Comment Letter, and that the staff has no further comments beyond those expressed in the Comment Letter.

Based on the above information, we hope that the answers to the Commission’s comments above are sufficient at this time to declare the Registration Statement effective. In light of the Company’s timing issues relating to the spin-off, the undersigned respectfully requests that the Registration Statement be declared effective at 12:00 p.m. (noon), Washington, D.C. time, on Thursday, June 10, 2010, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact the undersigned at (612) 672-8326 as soon as possible if you have any questions with respect to this response letter or the Registration Statement.

Very truly yours,

/s/ Martin R. Rosenbaum
Martin R. Rosenbaum

cc:                                 Brian Murphy, Division of Investment Management, SEC

Steven Lipscomb, Chief Executive Officer, ante5, Inc.

William M. Mower, Esq.

David Polgreen, Esq.